GulfMark Offshore Reports
2nd Quarter Results and Improved Outlook

     August 08, 2005 - Houston - GulfMark Offshore, Inc. (NASDAQ:GMRK) today announced the strongest second quarter results in Company history of $8.3 million in net income, or $0.40 per share (diluted) on record quarterly revenues of $51.3 million. This compares to a net loss of ($1.1) million, or ($0.06) per share (diluted) on revenue of $32.2 million for the second quarter of 2004. Operating income of $13.1 million for the second quarter of 2005 was the second highest on record, surpassed only by the $15.1 million in the first quarter of 2005 when dry dock expenditures were $2.1 million lower than the $3.6 million in the current quarter.

     Mr. Bruce Streeter, President and COO of the company commented: "Our results for the quarter were consistent with the view we expressed when we reported the previous quarter. The record breaking revenues reported in the second quarter reflect the strong day rates and higher utilization in all of our operating regions, especially the North Sea. In this region, which continues to comprise a significant part of our business, recent rates on term contracts are above the levels attained in any previous period and appear to be trending upward. We expect the balance of 2005 and 2006 to show continued improvement as our contract cover, both for the second half of 2005 and all of 2006, is well above our historic high levels reached in 2001-2002. Drilling rig fixtures are extending well into the future with contracts into 2007 and beyond repeatedly being identified by both operators and drilling contractors. Forward commitments by these operators are indicative of the underlying strength of our primary markets which has resulted in our continued ability to contract vessels on improved terms. Our contract cover, or backlog, is at the highest point we can remember at this time in any year and, while this limits the upside to some extent in the remainder of the year, it does lock in meaningful forward revenue. We expect to see continued growth in earnings power throughout the balance of 2005 through vessel rollovers, the full period effect of the two additional vessels and profit sharing opportunities on already contracted vessels. After having limited opportunity to complete dockings in the first quarter, we did manage to complete a larger number of dry docks during the second quarter, thus bringing us past the mid-point in the years plan. The increase in related dry dock expense did result in operating income below last quarter's all time high; however, completing the dry dockings and shifting a number of vessels to new contracts during the second quarter will better position us for the rest of the year.

     At the end of May 2005 two vessels (Coloso and Titan) mobilized to Mexico and immediately began operating on long term contracts. We believe these contracts will serve as the foundation for future development of our business in the region. As previously announced, we have two vessels currently being constructed in China with one expected to deliver in the fourth quarter of this year and the other in mid-2006. These vessels most likely will be deployed in Southeast Asia where there is a growing requirement for newer, more technologically advanced vessels. These vessels, in addition to the units previously transferred to the region, will enhance and expand our capacity to meet customer needs in Southeast Asia. In the North Sea, we will soon begin construction of our next generation supply vessel, in conjunction with a shipyard partner, which we believe will further strengthen our

GulfMark Offshore, Inc.
Press Release
August 8, 2005

position as an innovator in the industry. These new vessels will provide us with the additional resources to meet the continued growth in demand for supply vessel services in the international markets."

     The second quarter 2005 financial results, when compared to the same period in 2004, reflect the significant turnaround in the market. The 59% increase in revenue from $32.2 million to $51.3 million, and three-fold increase in operating income from $3.1 million to $13.1 million, quarter over quarter versus 2004, are primarily the result of: (1) increased day rates in all regions; (2) the addition of new vessels including the full year effect of the Austral Abrolhos delivered in the third quarter of 2004, the Highland Citadel delivered late in 2004, and the addition of the Titan and Coloso late in the second quarter of 2005; and (3) improved vessel utilization. Improved day rates were the single most significant factor comprising $11.9 million or 62.3% of the increase, while the addition of the new vessels and the second quarter of 2004 repositioning of vessels accounted for $5.3 million, or 27.7 % of the increase. The balance of the increase related to increased North Sea and Southeast Asia utilization.

     At June 30, 2005 the company had working capital of $26.2 million, including $26.1 million in cash and cash equivalents. The company had total debt of $259.8 million, consisting of $159.4 million of 7.75% senior notes, $15.4 million related to certain vessel mortgages, and $85.0 million under our revolving credit facilities.

     GulfMark will hold a conference call to discuss the earnings with analysts, investors and other interested parties at 9:00 A.M. EDT/8:00 A.M. CDT on Tuesday, August 9, 2005. Those interested in participating in the conference call should call 800/682-5640 (816/650-0621, if outside the U.S. and Canada) 5-10 minutes in advance of the start time and ask for the GulfMark conference. The conference call will also be available via audio web cast at http://www.vcall.com. A telephonic replay of the conference call will be available for 4 days, starting approximately 1 hour after the completion of the call, and can be accessed by dialing 800/252-6030 (international calls should use 402/220-2491) and entering access code 43534282.

     GulfMark Offshore, Inc. provides marine transportation services to the energy industry through a fleet of fifty-six (56) offshore support vessels, primarily in the North Sea, offshore Southeast Asia, and the Americas.

Contact:          Edward A. Guthrie, Executive Vice President
                       E-mail: Ed.Guthrie@GulfMark.com
                       (713) 963-9522

This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which involve known and unknown risk, uncertainties and other factors. Among the factors that could cause actual results to differ materially are: price of oil and gas and their effect on industry conditions; industry volatility; fluctuations in the size of the offshore marine vessel fleet in areas where the Company operates; changes in competitive factors; delay or cost overruns on construction projects and other material factors that are described from time to time in the Company's filings with the SEC. Consequently, the forward-looking statements contained herein should not be regarded as representations that the projected outcomes can or will be achieved.

GulfMark Offshore, Inc.
Press Release
August 8, 2005

(in 000's except per share amounts)

Statement of Operations (unaudited)	Three Months Ended June 30,		Six Months Ended June 30,
------------------------------------------------	----------------------------------		--------------------------------
	2005	2004	2005	2004
	-------------	--------------	-------------	-------------------
Revenues	$51,340	$32,237	$99,406	$63,796
Direct operating expenses	21,036	16,926	40,192	35,541
Drydock expense	3,610	2,299	5,159	5,024
Bareboat charter expense	1,382	573	1,763	1,410
General and administrative expenses	4,987	2,995	9,703	6,071
Depreciation expense	7,256	6,367	14,454	12,788
	----------	-----------	-----------	------------
Operating Income (Loss)	13,069	3,077	28,135	2,962

Interest expense	(4,763)	(4,099)	(9,533)	(8,239)
Interest income	183	54	231	84
Foreign currency gain (loss) and other	568	(213)	(468)	(308)
	----------	-----------	-----------	------------
Income (loss) before income taxes and cumulative effect of change in accounting principle	9,057	(1,181)	18,365	(5,501)
Income tax (provision) benefit	(803)	65	(1,184)	(506)
	----------	-----------	-----------	------------
Income (loss) before cumulative effect of change in accounting principle	8,254	(1,116)	17,181	(6,007)
Cumulative effect on prior years of change in accounting principle − net of $773 related tax effect	−	−	−	(7,309)
	----------	-----------	-----------	------------
NET INCOME (LOSS)	$8,254	$(1,116)	$17,181	$(13,316)
	======	======	======	=======
Earnings per share:
----------------------------
Basic - before cumulative effect of change in an accounting principle	$0.41	$(0.06)	$0.86	$(0.30)
Cumulative effect on prior years of change in accounting principle	−	−	−	(0.37)
	----------	-----------	-----------	------------
Net income (loss)	$0.41	$(0.06)	$0.86	$(0.67)

Diluted - before cumulative effect of change in accounting principle	$0.40	$(0.06)	$0.83	$(0.30)
Cumulative effect on prior years of change in accounting principle	−	−	−	(0.37)
	----------	-----------	-----------	------------
Net income (loss)	$0.40	$(0.06)	$0.83	$(0.67)

Weighted average common shares	20,041	19,942	20,019	19,937
Weighted average diluted common shares	20,639	19,942	20,653	19,937

Balance Sheet Data (unaudited)		As of June 30, 2005	As of December 31, 2004
----------------------------------------------		-----------------	----------------------------
Cash and cash equivalents		$26,133		$17,529
Working capital		26,221		7,948
Vessel and equipment, net		505,440		520,574
Total assets		609,466		632,718
Long term debt		247,451		258,022
Shareholders' equity		311,328		316,157

Cash Flow Data (unaudited)	Six Months Ended June 30, 2005		Six Months Ended June 30, 2004
--------------------------------------	-----------------------		------------------------
Cash flow from operating activities		$26,116		$6,889
Cash flow used in investing activities		(8,323)		(6,467)
Cash flow used in financing activities		(8,982)		(587)

GulfMark Offshore, Inc.
Press Release
August 8, 2005

Operating Statistics	Three Months Ended June 30,		Six Months Ended June 30,
---------------------------	-------------------------------		-------------------------------
	2005	2004	2005	2004
Revenues by Region (000's)	---------------	------------------	-------------	---------------
North Sea based fleet	$40,469	$23,967	$78,929	$46,546
Southeast Asia based fleet	4,790	4,427	9,247	8,993
Americas based fleet	6,081	3,843	11,230	8,257

Rates Per Day Worked
North Sea based fleet	$16,068	$10,935	$16,154	$10,707
Southeast Asia based fleet	5,679	4,761	5,709	4,960
Americas based fleet	13,382	11,674	12,530	12,158

Overall Utilization
North Sea based fleet	90.8%	81.0%	90.4%	74.4%
Southeast Asia based fleet	94.4%	78.4%	92.1%	81.6%
Americas based fleet	89.3%	91.9%	94.2%	94.4%

Average Owned/Chartered Vessels
North Sea based fleet	31.0	29.7	30.7	30.1
Southeast Asia based fleet	10.0	13.0	10.0	12.7
Americas based fleet	5.7	4.0	5.3	4.0
	----------	----------	------------	------------
Total	46.7	46.7	46.0	46.8
	======	======	=======	=======
Drydock Activity(1)
North Sea based fleet	4	5	7	9
Southeast Asia based fleet	-	1	-	1
Americas based fleet	3	1	3	1
	----------	----------	------------	------------
Total	7	7	10	11
	======	======	=======	=======
Expenditures (000's)	$3,610	$2,299	$5,159	$5,024
	======	======	=======	=======
	At June 30, 2005		At June 30, 2004
	--------------------------		-------------------------------
	2005(3)	2006(4)	2004(3)	2005(4)
Forward Contract Cover(2)	--------	--------	--------	--------
-----------------------------------
North Sea based fleet	84%	49%	62%	35%
Southeast Asia based fleet	58%	10%	63%	23%
Americas based fleet	100%	93%	76%	40%
	----------	---------	--------	--------
Total	81%	47%	64%	33%
	======	=====	====	=====

(1)Represents number of completed drydocks in period.
(2)Forward contract cover represents number of days vessels are under contract or option by customers divided by total calendar days vessels are available for charter hire.
(3)Represents remaining period (7/1-12/31).
(4)Represents full year (1/1-12/31).